UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Trimeris, Inc.

(Name of Subject Company)

Trimeris, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89623100

(CUSIP Number of Class of Securities)

Michael A. Alrutz

General Counsel

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

(919) 806-4682

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John B. Watkins

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, DC 20006

(202) 663-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements Items 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, by Trimeris, Inc. a Delaware corporation (the “Company”), as amended or supplemented from time to time. The Schedule 14D-9 relates to the cash tender offer by RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), to purchase all of the issued and outstanding shares of the Company common stock at a price per share of $3.60, net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9, captioned “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the previous Item 4(b) “Background of the Transaction” and replacing it in its entirety with the following:

“(b) Background of the Transaction.

The Company engaged Goldman, Sachs & Co. (“Goldman Sachs”) in May 2006 as its financial advisor to help the Company explore strategic alternatives, chief of which was a potential sale of the Company to a third party. The Company retained Goldman Sachs pursuant to an engagement letter dated May 19, 2006, which was subsequently superseded by the Goldman Engagement Letter discussed below.

Throughout the rest of 2006 and 2007, Goldman Sachs, as directed by the Company, contacted approximately 30 potential acquirers, most of which had operations in the biotechnology or pharmaceutical industries. The Company entered into confidentiality agreements with approximately one third of these companies, and discussions with four of the companies progressed to a level where the particular companies were granted access to an online due diligence data website. The Company and Goldman Sachs also held management presentations for several potential buyers. Except as described below, none of these contacts or presentations proceeded beyond these initial conversations.

During this initial period, Goldman Sachs, at the request of the Company, as well as members of the Company’s management team, approached Company A, a company identified by the Company as particularly suitable as a potential acquisition. Although Company A was not receptive to the approach, Goldman Sachs and members of the Company’s management team would continue to have periodic discussions with Company A to explore a possible transaction with the Company.

In August 2007, a representative of Company B, a Stockholder of the Company, expressed an interest in purchasing all of the outstanding shares of common stock of the Company.

Also during the second half of 2007, Company C contacted the Company to discuss a potential business combination and the Company and Goldman Sachs held a management presentation for Company C.

Contemporaneously with these initial efforts to find an acquirer or joint venture partner, the Company made significant changes to its business operations beginning in late 2007 and continuing throughout 2008. In November 2007, the Company determined that focusing on enhancing FUZEON profitability and advancing its drug candidate TRI-1144 to a value-creating milestone would provide the best opportunity to enhance value for the Company’s stockholders. Accordingly, the Company announced a strategic shift in focus in line with the goals outlined above and initiated its plan to terminate its research and development activities. This shift in strategic focus resulted in changes to the Company’s corporate structure designed to (i) maximize cash flows from its product FUZEON; (ii) continue to advance its drug candidate TRI-1144 and (iii) allow the Company to pursue strategic alternatives, such as joint venture, partner or licensing opportunities or an outright sale of the Company. In addition, on November 15, 2007, the Company appointed Martin A. Mattingly its new Chief Executive Officer.

On November 19, 2007, Andrew Graham, the Company’s Chief Financial Officer, and representatives of Goldman Sachs made a management presentation to Company B in New York City. In the first quarter of 2008, Company B advised the Company that it was no longer interested in pursuing an acquisition of the Company.

In January 2008, Dr. Mattingly received a request from a representative of Company D to meet to discuss a potential business combination. Dr. Mattingly met in North Carolina with representatives from Company D on February 14, 2008.

On February 21, 2008, the Board met in New York City. After a discussion with representatives of Goldman Sachs regarding its current efforts to identify potential acquisition partners, the Board determined that the objective of a possible strategic transaction should be the successful acquisition of the Company by a third party for the highest possible price per share.

On February 27, 2008, Dr. Mattingly received a request from Company D that the two parties execute a confidentiality agreement. On February 27, 2008, Dr. Mattingly, Mr. Graham and Michael A. Alrutz, the Company’s General Counsel, held a teleconference with representatives of Company D and its investment banker to discuss a due diligence and negotiation process for the possible acquisition of the Company by Company D.

On March 3, 2008, Drs. Mattingly and Alrutz, Mr. Graham, representatives of Goldman Sachs and a representative of Company D met via teleconference, during which meeting the representative of Company D preliminarily indicated that any possible acquisition of the Company by Company D would likely take the structure of a tender offer. The Company entered into a confidentiality agreement with Company D on March 26, 2008.

During a meeting of the Board on April 4, 2008, representatives of Goldman Sachs indicated that representatives from Company D continued to express interest and had requested another meeting. Company D reported that it was several weeks from securing financing to consummate its contemplated transaction with the Company.

On April 10, 2008, Drs. Mattingly and Alrutz and, Mr. Graham held a teleconference with Company E, which had expressed interest in partnering to develop the Company’s TRI-1144 drug candidate. Following an exchange of information, during this call, Company E indicated it was not interested in continuing discussions regarding a partnering opportunity due to technical compatibility issues that were determined to exist related to the products in Company E’s drug development pipeline.

On April 18, 2008, Dr. Mattingly, representatives from Goldman Sachs and representatives from Company C met to discuss a possible acquisition of the Company by Company C. Company C expressed an interest in pursuing an acquisition of the Company subject to the Company modifying its business plan in accordance with specific proposals from Company C. The Company concluded that the proposed modifications were not feasible and so advised Company C.

On April 22, 2008, on a teleconference with the Company, representatives of Company D indicated the Company would receive an offer from Company D by the end of May 2008.

The Board met via teleconference on April 28, 2008, during which the Board was updated on the conversations with Company D. The Board also discussed the payment of a special dividend to Company Stockholders to further the Board’s goal of returning available cash to the Company’s Stockholders.

On May 8, 2008, the Board declared a special cash dividend of $1.50 per share of common stock. A total dividend payment of approximately $33 million was made on June 6, 2008 to the Company’s Stockholders of record on May 22, 2008. At the same meeting, the Board also authorized a share repurchase program pursuant to which the Company was authorized to purchase up to $17 million of common stock from time to time on the open market, in block trades or otherwise. The Board indicated both plans were consistent with the Board’s desire to return up to $50 million in value to the Company’s Stockholders during 2008.

During the month of June 2008, representatives from Company C continued to express to Dr. Mattingly an interest in a possible acquisition of the Company predicated on specific changes in the Company’s business model. On July 1, 2008, the Company again explored the possibility of making such changes to its business model and concluded that such changes were not feasible or in the best interests of the Company’s stockholders.

Representatives of Company D, its financial and legal advisors, and the Company held a conference call on July 8, 2008 to discuss the acquisition due diligence process. During the month of July, representatives of Company D, its legal and financial representatives, and the Company held numerous conference calls to discuss Company D’s acquisition and due diligence process and respond to questions raised by Company D and its advisors. On August 5, 2008, a representative of Company D indicated that the Company would receive an offer from Company D between September 18 and 25, 2008.

On October 6, 2008, Company D’s investment banker sent Dr. Mattingly an offer letter outlining an offer to acquire the Company for a purchase price of $4.50 per share (such price per share not taking into account the Company’s $1.00 per share special dividend paid in December 2008 and discussed below), subject to completion of due diligence and the negotiation of a definitive agreement.

The Board met on October 9, 2008, via teleconference to discuss this offer. During the meeting the Board determined to continue conversations with Company D, and authorized representatives of the Company to request a higher price per share and seek additional assurances regarding the ability of Company D to finance the acquisition.

On November 6, 2008, the Company entered into the Goldman Engagement Letter, a revised engagement letter with Goldman Sachs as described in Item 5 under the heading “Goldman, Sachs & Co.”

On November 6, 2008, Company D delivered an offer that included a reduced price of $4.00 per share (such price per share not taking into account the Company’s $1.00 per share special dividend paid in December 2008 and discussed below). Company D identified two investment funds as the source of its funding for the acquisition. Company D advised that the reduction in its offer price was a result of Company D’s (i) concern about declining FUZEON sales and (ii) difficulties in obtaining adequate financing for the acquisition of the Company.

During the next several days, the Company’s management spoke with a number of directors and representatives of Goldman Sachs to evaluate the revised offer.

On November 17, 2008, the Board met to consider the revised offer from Company D. The Board rejected the $4.00 per share offer as inadequate, as such offer effectively would amount to an offer price of only $3.00 per share after adjustment for the $1.00 per share special dividend to be paid in December 2008 and discussed below.

During the next month, representatives of Goldman Sachs and financial representatives of Company D continued to discuss sources of financing for a possible acquisition of the Company by Company D. A representative of Company D indicated it was not likely Company D would be able to make an offer higher than $4.00 per share.

On December 9, 2008, the Board approved a special dividend of $1.00 per share of common stock. A total dividend payment of approximately $22 million was made on December 29, 2008 to Stockholders of record on December 19, 2008. In conversations with representatives of Company D, it was conveyed to the Company that in view of the $1.00 per share special dividend, any forthcoming offer from Company D would be reduced to be in the range of $3.00 per share.

During this time, the Company continued to implement its strategic plan to maximize the Company’s cash flow such that as of December 31, 2008, the Company had only four employees and no longer staffed a research and development function.

Representatives of the Company and Company D and their respective investment bankers continued to discuss a possible transaction throughout January 2009. Company D’s investment bankers continued to inform the Company that Company D would not be able to make an offer that was in excess of $3.00 per share.

On February 12, 2009, Dr. Mattingly and a representative of Company D had a teleconference during which the representative withdrew Company D’s expression of interest in an acquisition of the Company. The representative indicated Company D had lost its potential sources of financing for an acquisition of the Company.

At the end of February 2009, representatives of Goldman Sachs indicated to Dr. Mattingly that they had been advised that any offer from Company C would be less than $3.00 per share.

During the spring of 2009, the Company received occasional expressions of interest from persons previously affiliated with Company D who sought to enter into discussions regarding the acquisition of the Company independently. Dr. Mattingly held conference calls with these interested parties, as well as with representatives of Company D, but received no firm or detailed offers for purchase of the Company.

On July 3, 2009, Dr. Mattingly received an email inquiry from a representative of Company F, who was previously affiliated with Company D, requesting a meeting to discuss the possibility of a potential business combination. Dr. Mattingly had a teleconference with the representative of Company F on July 7, 2009. The representative indicated Company F’s acquisition would be financed by an investor group that would invest in a Korean company that would, in turn, be the purchaser in an acquisition of the Company.

The Company and Company F entered into a confidentiality agreement on July 9, 2009.

On July 10, 2009, the Board met by teleconference and received an update on the status of the discussions with Company F.

Dr. Mattingly met with the Company F representative in San Diego, California, on July 13, 2009; at the meeting the representative indicated the offer would be for a potential aggregate acquisition price of $70 million (approximately $3.15 per share) with the possibility of contingent value rights for each share. During the meeting, the representative provided background information on potential investors and possible Korean acquisition companies. Dr. Mattingly agreed to discuss the proposed transaction with representatives of Goldman Sachs and the Board.

Shortly thereafter in July, at the direction of the Board, representatives of Goldman Sachs confirmed to the representative of Company F that the Company would be willing to participate in further discussions and negotiation regarding a potential acquisition by a Korean company, funded by Company F, but only if the offer consisted of a per share price of at least $3.50 per share plus a contingent payment right.

On July 17, 2009, Dr. Mattingly received an emailed expression of interest from Company F offering $3.00 per share plus certain contingent value rights to receive an amount per share to be determined and based upon the development of TRI-1144, subject to due diligence and negotiation of a definitive agreement.

On July 21, 2009, the Board met via teleconference to discuss the offer from Company F. The Board authorized Dr. Mattingly to continue conversations with Company F and to request a higher price per share.

Company F expressed to representatives of Goldman Sachs a revised offer of $3.50 per share plus certain contingent value rights on July 24, 2009.

Dr. Mattingly met with a representative of Company F in San Diego, California, on July 30, 2009, to discuss the possible acquisition of the Company by Company F. During the meeting the representative of Company F proposed either (i) a per share price of $3.50 with a contingent payment right of up to $0.50 per share, or (ii) a per share price of $3.25 with a contingent payment right of up to $1.00 per share. Dr. Mattingly indicated that the Board would be disinclined to accept the latter pricing, because the Board would view a higher and certain cash payment per share as more attractive and in the best interests of the stockholders. Dr. Mattingly indicated that he would further discuss a $3.50 per share price with a contingent payment right of up to $0.50 per share with representatives of Goldman Sachs and with the Board.

Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), Company counsel, began preparing a draft Merger Agreement contemplating a tender offer by Company F for the acquisition of all shares of the Company’s outstanding common stock. On July 31, 2009, as requested by the Board, representatives of Goldman Sachs circulated WilmerHale’s initial draft of a proposed merger agreement to Company F and K&L Gates, LLP (“K&L Gates”), Company F’s transaction counsel.

On August 3, 2009, K&L Gates, Fried, Frank, Harris, Shriver & Jacobson LLP, the Company’s intellectual property counsel, and representatives of the Company and Company F held a teleconference to discuss and conduct due diligence on the Company’s intellectual property.

On August 6, 2009, Dr. Mattingly met with a representative of Company F in San Diego, California, to discuss the status of the transaction. Company F’s representative indicated that Company F’s due diligence efforts were focused on the evaluation of the Company’s intellectual property and that Company F would be willing to make a payment for employee and director stock options.

On August 10, 2009, representatives of Goldman Sachs and WilmerHale had a conference call with Drs. Mattingly and Alrutz to discuss the possible terms of the transaction and the Merger Agreement including a proposed reverse termination fee that would be payable to the Company should Company F not complete the transaction.

During the first two weeks of August, WilmerHale and K&L Gates, along with representatives from the Company and Company F, exchanged and negotiated drafts of a proposed merger agreement and a proposed escrow agreement and confirmed analysis of securities law and antitrust law issues.

On August 12, 2009, Dr. Alrutz and Mr. Graham of the Company met in New York City with representatives of the Company F, K&L Gates, Goldman Sachs and WilmerHale. The parties discussed the structure of a possible transaction, including the escrow of a reverse termination fee, a contingent payment right of up to $0.75 per share, or an increase in the per share consideration by $0.10 to $3.60 per share and the removal of contingent payment rights, and the payment of 50% of the Black-Scholes value of out of the money employee and director stock options. The parties also discussed the potential timing of the proposed transaction and the potential impact of any procedures or approvals required in Korea.

On August 13, 2009, K&L Gates and WilmerHale further discussed, but did not reach agreement on, the structure of the contingent payment right obligation and the potential triggers for payment under such rights, including whether such payment should be triggered upon execution of a licensing agreement for TRI-1114, commencement of phase II clinical trials for TRI-1144 or other conditions. K&L Gates sought to develop a valuation model for determining the appropriate up-front license payment and license terms which would trigger the contingent payment rights, in conjunction with continuing due diligence efforts.

On August 19, 2009, Drs. Mattingly and Alrutz and Mr. Graham, representatives of each of K&L Gates, WilmerHale, Goldman Sachs and a representative of Company F held a conference call to discuss the Merger Agreement and open issues remaining after the meeting held August 12, 2009, including a proposal by the Company for the elimination of any contingent payment right and an increase in the offer price per share to $3.60. The Company proposed eliminating the contingent payment rights and increasing the offer price per share due to the Company’s belief that a higher and certain cash payment per share was more attractive and in the best interests of the stockholders when compared with the uncertain contingent payment rights providing for potential, future payments dependent upon achieving TRI-1144 milestones.

On August 20, 2009, Dr. Mattingly spoke with a representative of Company F to discuss Company F’s financing for the transaction.

Also on August 20, 2009, a representative of Company F indicated via email that Company F would agree to increase its offer to $3.60 per share with no contingent value rights.

On August 24, 2009, Drs. Mattingly and Alrutz and Mr. Graham, representatives of each of K&L Gates, WilmerHale, Goldman Sachs and a representative of Company F held a conference call to discuss the terms of the transaction, including the amount of a reverse termination fee. A similar call was held with the same parties on August 27, 2009, to discuss Company F’s contemplated financing and the structure of the transaction.

Following up on Goldman Sachs’ conversations with Company A, on August 27, 2009, Dr. Mattingly contacted Company A and was again advised by Company A that it did not intend to make an offer to purchase the Company.

Dr. Mattingly spoke with a representative of Company F on September 1, 2009. The representative advised Dr. Mattingly that Company F would be unable to finance the transaction. The representative of Company F indicated, however, that the representative understood that the Parent intended to seek to obtain financing to acquire the Company. The Parent’s Board of Directors (the “Parent Board”) and management had been evaluating potential acquisitions in support of the Parent’s reorganization and transition to the biotechnology industry as discussed in Section 8 of the Offer to Purchase—“Certain Information about Parent and Purchaser.” After completing initial diligence on the Company from publicly available materials, the Parent notified the representative of its interest in completing further diligence and requested this representative continue conversations with the Company directly regarding a potential transaction on its behalf.

Also on September 1, 2009, representatives of each of K&L Gates, the transaction counsel to the Parent, WilmerHale, the Company and Goldman Sachs held a conference call to discuss the Parent becoming the proposed purchasing entity and the terms of the transaction.

During the first week of September 2009, representatives of each of Goldman Sachs, WilmerHale and the Company performed a due diligence review of the Parent, including consultation with Korean counsel for the Company.

On September 4, 2009, Dr. Mattingly received a call from a representative of Company D indicating that Company D was again interested in making a possible offer for the Company, contingent on its being able to secure financing. Representatives of Goldman Sachs advised the Company that Company D’s financial advisors were indicating that any possible offer from Company D likely would not exceed $3.50 per share.

Between September 4, 2009 and September 14, 2009, Dr. Mattingly emailed and/or telephoned each member of the Board to summarize the terms of the proposed deal with the Parent as well as Company D’s latest indication of interest.

On September 7, K&L Gates circulated a proposed form of tender and support agreement for review by the Company, its directors and officers and WilmerHale, and related proposed revisions to the draft Merger Agreement.

On September 11, 2009, Sang-Baek Park, the Parent’s director, chief executive officer and main shareholder, along with Gang-Joon Yoon, the Parent’s auditor, a representative of HCube Advisors, Inc., a financial advisor to the Parent, and other representatives of Parent, traveled to Los Angeles, California and met with K&L Gates to discuss the Company and the terms of the pending acquisition negotiated to date, including the structure of the tender offer and cash-out merger proposed for all outstanding common stock of the Company, the pricing negotiated, and the time and processes required to complete the proposed transaction within applicable U.S. securities and other federal rules and regulations.

On September 14, 2009, Dr. Mattingly met in San Diego, California, with advisors to the Parent, including HCube Advisors, Inc., Mr. Park, and Young-Woo Jung, an investor in the Parent, during which the Parent provided information about its business and goals of an acquisition and its financial capabilities to complete an acquisition of the Company. Dr. Mattingly explained to the Parent’s representatives the history of the Company, the structure and function of its management and directors, the status of its development of TRI-1144, details on the sales of FUZEON , the status of the Company’s pending litigation and the steps required for the Company to enter into a merger agreement.

On September 17, 2009, Drs. Mattingly and Alrutz, Mr. Graham, WilmerHale and representatives of Goldman Sachs spoke with representatives of the Parent and K&L Gates regarding the Parent’s financial capability to consummate the transaction. During the next week, WilmerHale and K&L Gates held conference calls to finalize the terms of the Merger Agreement and Dr. Mattingly spoke with representatives of the Parent to confirm the Parent’s financing for the transaction.

Between September 17, 2009 and September 23, 2009, Dr. Mattingly emailed and/or telephoned Board members to summarize the terms of the deal as negotiated with the Parent and its counsel.

On September 19, 2009, the Parent prepared and submitted to the Company and Goldman Sachs evidence of financial capability to complete the acquisition, including evidence of cash on hand in its accounts, commitments from investors, the market value of the Parent’s assets and other related information.

On September 21, 2009, the Parent executed a confidentiality agreement in favor of the Company with respect to the proposed transaction. Representatives of Goldman Sachs and the Company also requested that the Parent simplify the evidence of financial capability materials provided.

On September 22 and September 23, 2009, the Parent delivered evidence of financial capability to consummate for the transaction for review by the Company, WilmerHale and Goldman Sachs. On September 23, 2009, WilmerHale and K&L Gates had further discussions regarding the draft disclosure schedules to the Merger Agreement and sought to resolve remaining diligence inquiries between the parties.

On September 24, 2009, Dr. Mattingly received an update from a representative of Company D that indicated it was still trying to obtain committed financing in order to make an offer for the Company.

Also on September 24, 2009, K&L Gates and WilmerHale met via teleconference to discuss the terms of the Merger Agreement.

Later on September 24, 2009, WilmerHale met with a representative of the Parent in Washington, D.C. to discuss the proposed transaction.

On September 25, 2009, executives from the Company and the Parent, and representatives from Goldman Sachs, K&L Gates and WilmerHale participated in a conference call further discussing the evidence of financial capability provided by the Parent and additional financing information requested by the Company. The parties also confirmed that the draft escrow agreement was in final form for execution by the parties just prior to or in conjunction with the Merger Agreement. The Parent then remitted $12 million to the Purchaser’s bank account at Nara Bank in Los Angeles, California, to be further wired to the proposed escrow account maintained by Bank of New York Mellon.

During the week of September 28, 2009, Dr. Mattingly spoke with all of the Board members to update them on the current status of negotiations with the Parent. Notice of a Board meeting to be held on October 1, 2009 was provided on September 29, 2009. The agenda for the meeting was a discussion of the draft Merger Agreement and other related documents, copies of which were distributed to the Board on September 30, 2009.

On October 1, 2009, pursuant to the Escrow Agreement entered into by the Company and the Parent on October 1, 2009, the Purchaser wired $12 million to the escrow account maintained by Bank of New York Mellon. These escrowed funds serve as the source for payment of the reverse termination fee to the Company if such fee becomes payable under the terms of the Merger Agreement.

Later on October 1, 2009, a meeting of the Board was convened to evaluate the proposed transaction with the Parent. At the meeting Goldman Sachs reviewed with the Board its financial analysis of the $3.60 per Share consideration and delivered to the Board an oral opinion (which was confirmed by delivery of a written opinion dated October 2, 2009) to the effect that, as of the date of the written opinion and based on and subject to various assumptions, matters considered and limitations described in Goldman Sachs’ opinion, the $3.60 per Share in cash to be paid to the holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. See Item 4 (“The Solicitation or Recommendation— Opinion of Goldman, Sachs & Co”).

Representatives of WilmerHale also reviewed with the Board the terms of the Merger Agreement, which was provided to members of the Board on September 30, 2009. During this discussion, the WilmerHale representatives focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to the Parent’s obligations to close the tender offer (including the minimum tender condition), the “material adverse effect” definition, the Top-up Option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and the Parent, the amount of the proposed termination fee (which was proposed to be $3.2 million or approximately 4% of the value of the aggregate consideration for the acquisition), and the Company’s remedies in the event of a breach of the Merger Agreement by the Parent, including the terms of the reverse termination fee payable to the Company under certain circumstances. At the Board meeting it was noted that there were no open issues in the Merger Agreement. Also at this meeting representatives of WilmerHale reviewed with the Board its fiduciary duties in the context of the proposed transaction.

The Board considered the low likelihood of any third party interest in entering into strategic relationships with the Company or acquiring the Company on terms more favorable than those offered by the Purchaser, given the Company’s diligent efforts to identify such a partner or purchaser. As to discussions with Company D, the Board considered the fact that Company D had advised the Company that the per share value Company D would consider offering to the Company, in the event Company D was able to obtain the committed financing that it had indicated it had been seeking for a very extended period of time, would not exceed $3.50 per share.

The Board engaged in additional deliberations and after these deliberations, which included consideration of the proposed terms of the Merger Agreement and the factors described under “Reasons for the Recommendation,” the Board adopted resolutions declaring the Merger Agreement and all of the transactions contemplated thereby to be advisable, and determined that the Merger Agreement and all of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its Stockholders, and recommended that the Stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the Merger and the Merger Agreement at any meeting of Stockholders of the Company called to consider approval of the Merger and the Merger Agreement, if applicable.

On October 1, 2009, the Parent Board convened and approved the Merger Agreement and the transactions contemplated thereby.

On October 2, 2009, the Merger Agreement was executed by the Company, the Parent and the Purchaser, and thereafter, the Company and the Parent issued a joint press release announcing the execution of the Merger Agreement. Following issuance of such press release, trading in the Company’s stock was temporarily halted by Nasdaq.

On October 19, 2009, the Purchaser and the Parent initiated the Offer.”

Item 4 of the Schedule 14D-9, captioned “The Solicitation or Recommendation,” is hereby further amended and supplemented by deleting the previous Item 4(e) “Opinion of Goldman, Sachs & Co.” and replacing it in its entirety with the following:

“(e) Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Board that, as of October 2, 2009 and based upon and subject to the factors and assumptions set forth therein, the $3.60 per Share in cash to be paid to the holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 2, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such holder’s Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the Escrow Agreement;

•	annual reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2008;

•	certain interim reports to Stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its Stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company. In addition, Goldman Sachs compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed with the consent of the Company that the internal financial analyses and forecasts for the Company prepared by its management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any such evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction (as defined in the opinion) will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, Goldman Sachs did not express any opinion as to the impact of the Transaction on the solvency or viability of the Company or the Parent or the ability of the Company or the Parent to pay its obligations when they come due. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $3.60 per Share in cash to be paid to the holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the $3.60 per Share in cash to be paid to the holders (other than the Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 1, 2009 and is not necessarily indicative of current market conditions.

Illustrative Implied Premia Analysis.

Goldman Sachs reviewed the historical trading prices and volumes for the Company common stock for the period from December 29, 2008 (the date on which the Company paid its last special dividend of $1.00 per share) through September 30, 2009. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to the prices of the Shares on September 30, 2009, on selected dates and over selected periods. The following tables present the results of this analysis:

Historic Share Price	Spot Share Price	Premium Based on $3.60 per Share Offer
Current Price (as of September 30, 2009)	$2.44	47.5%
1 Week Prior (September 23, 2009)	$2.79	29.0%
1 Month Prior (August 30, 2009)	$2.47	45.7%
3 Months Prior (June 30, 2009)	$2.02	78.2%
6 Months Prior (March 30, 2009)	$1.67	115.6%
Price as of December 30, 2008	$1.36	164.7%

Trailing Average	Average Share Price	Premium Based on $3.60 per Share Offer
1 Week (September 23, 2009)	$2.68	34.5%
1 Month (August 30, 2009)	$2.57	40.1%
3 Months (June 30, 2009)	$2.31	55.8%
6 Months (March 30, 2009)	$2.17	65.6%
Since December 30, 2008	$1.87	92.2%

Illustrative Discounted Cash Flow Analysis.

Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using certain internal financial analyses and forecasts for the Company prepared by its management for Goldman Sachs’ use and approved for Goldman Sachs’ use by the Company. Due to the 2007 suspension of the TRI-1144 development program, combined with the facts that Company management no longer included TRI-1144 in its internal forecasts, the Company was unable to find a suitable development partner for the compound and there are no available current research analyst forecasts or other third party assessments of the compound, Goldman Sachs was unable to ascribe a value to the Company relating to the TRI-1144 program.

Using Company management’s internal forecasts, Goldman Sachs calculated indications of the present value of free cash flows (calculated as after-tax collaboration and royalty income less operating expenses) for the Company for the years 2009 through 2021 using discount rates ranging from 16.0% to 19.0% (derived based on a weighted average cost of capital analysis) and discounted to October 1, 2009 using mid-year convention and the results of a sensitivity analysis of the annual change in incremental sales (as per management forecasts) ranging from (2.0)% to 2.0%. For purposes of this analysis, Goldman Sachs assumed no terminal value for the Company, which reflects the expiration of the patents for FUZEON in 2019 and 2021 and the end of cash flows for the Company in 2021, per the Company management’s internal forecasts. Goldman Sachs used the present value of the free cash flows for the years 2009 to 2021 to arrive at the implied present enterprise value for the Company. Goldman Sachs then calculated the implied equity value for the Company, assuming no debt, by adding the net cash per Company management’s forecasts to the implied enterprise value for the Company. This analysis resulted in illustrative per share values ranging from $3.15 to $3.64.

Selected Transactions Analysis.

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions in the biopharmaceutical industry since 2004 with transaction equity values ranging from $50 million to $147 million. For each of these selected transactions, Goldman Sachs calculated and compared the premium represented by the price paid for the target to the closing prices per share of the target one day, one week and one month prior to the announcement date and the average closing prices per share of the target one month and three months prior to the announcement date as set forth in the table below:

Selected Transactions (listed by target/acquirer and date of announcement)	Transaction Equity Value (millions)	Equity Value Premia
		Spot			Average
		1-Day	1-Week	1-Month	1-Month	3-Month
Monogram Biosciences, Inc. / Laboratory Corporation of America Holdings (June 2009)	$123	219%	211%	114%	157%	126%
CuraGen Corporation / Celldex Therapeutics, Inc. (May 2009)	$95	32%	54%	80%	61%	80%
IDM Pharma, Inc. / Takeda America Holdings, Inc. (May 2009)	$67	55%	57%	43%	51%	45%
Memory Pharmaceuticals Corp. / Hoffmann-La Roche Inc. (November 2008)	$50	319%	307%	825%	95%	182%
Pharmacopeia, Inc. / Ligand Pharmaceuticals Incorporated (September 2008)	$53	44%	39%	(29)%	(31)%	(47)%
ARIUS Research Inc. (Canada) / Hoffmann-La Roche Ltd. (July 2008)	$121	21%	36%	10%	24%	26%
SGX Pharmaceuticals Inc. / Eli Lilly & Co. (July 2008)	$63	115%	112%	122%	109%	121%
Barrier Therapeutics, Inc. / Stiefel Laboratories, Inc. (June 2008)	$147	138%	91%	68%	74%	59%
Renovis, Inc. / Evotec AG (September 2007)	$141	43%	40%	51%	47%	43%
EvoGenix Ltd. (Australia) / Peptech Ltd. (May 2007)	$125	30%	36%	31%	33%	37%
Praecis Pharmaceuticals Inc. / GlaxoSmithKline plc (February 2007)	$55	159%	156%	146%	156%	132%
Zenyth Therapeutics Ltd (Australia) / CSL Ltd. (July 2006)	$79	56%	79%	91%	75%	64%
Xenogen Corporation / Caliper Life Sciences, Inc. (February 2006)	$61	3%	4%	4%	5%	7%
Orphan Medical, Inc. / Jazz Pharmaceuticals, Inc. (April 2005)	$141	44%	41%	25%	35%	38%
Epoch Biosciences, Inc. / Nanogen, Inc. (September 2004)	$58	15%	15%	25%	28%	13%

While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions were chosen because they are recent transactions involving biopharmaceutical companies with transaction equity values ranging from $50 million to $147 million and the companies involved in these transactions had operations that, for the purposes of this analysis, may be considered similar to certain of the Company’s results, market size and product profile. However, these selected transactions, each of which exhibit unique characteristics, comprise a relatively broad comparable set which is reflected in the large variance of data points shown. The following table presents the results of this analysis:

	Selected Transactions			Trimeris Implied Premium
	Range	Mean	Median	at $3.60 Price per Share
Premium to 1 Day Prior	3% - 319%	86%	44%	48%
Premium to 1 Week Prior	4% - 307%	85%	54%	29%
Premium to 1 Month Prior	(29)% - 825%	107%	51%	46%
Premium to 1 Month Prior Average	(31)% - 157%	61%	51%	40%
Premium to 3 Month Prior Average	(47)% - 182%	62%	45%	56%

Note: The equity value premia for the Praecis Pharmaceuticals Inc./GlaxoSmithKline plc transaction (as listed above), and the resulting analysis, have been updated to correct an inadvertent error contained in the financial analyses delivered by Goldman Sachs to the Board on October 1, 2009.

Selected Company Trading Multiples Analysis.

Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the biotechnology industry:

•	Cypress Bioscience, Inc.

•	Idenix Pharmaceuticals, Inc. (pro forma for a follow-on offering of approximately $23 million gross proceeds)

•	Inspire Pharmaceuticals, Inc. (pro forma for a follow-on offering of approximately $115 million gross proceeds)

•	Progenics Pharmaceuticals, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded biotechnology companies with equity market capitalizations between $165 million and $314 million and with operations, market size and product profiles that for purposes of this analysis may be considered similar to certain of the Company’s operations, market size and product profile.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data available as of September 30, 2009. The multiples and ratios of the Company were calculated using the Company common stock closing price on September 30, 2009 and were based on information provided by the Company’s management. The multiples and ratios for each of the selected companies were based on the most recent publicly available information and information obtained from SEC filings and IBES estimates and/or other Wall Street research. The following table presents the multiples observed for each of the selected companies:

Selected Companies	Enterprise Value as a multiple of
	2009E Revenue	2010E Revenue
Cypress Bioscience, Inc.	5.7x	3.3x
Idenix Pharmaceuticals, Inc.	9.9x	6.8x
Inspire Pharmaceuticals, Inc.	3.7x	3.0x
Progenics Pharmaceuticals, Inc.	1.4x	1.7x

With respect to the selected companies, Goldman Sachs calculated enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated revenue for calendar years 2009 and 2010 and compared these multiples to the results for the Company. The following table presents the results of this analysis:

Enterprise Value as a multiple of:	Selected Companies			Trimeris as of 9-30-09	Offer Price of $3.60 per Share
	Range	Mean	Median
2009E Revenue	1.4x-9.9x	5.1x	4.7x	1.3x	3.0x
2010E Revenue	1.7x-6.8x	3.7x	3.2x	1.2x	2.9x

General.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view, to the holders of Shares (other than the Parent and its affiliates), from a financial point of view of the $3.60 per Share in cash to be paid pursuant to the Merger Agreement to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The per Share consideration of $3.60 in cash to be paid to the holders of Shares pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and the Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement and recommend the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, the Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs also may provide investment banking and other financial services to the Company, the Parent and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated November 6, 2008, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $2.5 million, a principal portion of which is payable upon consummation of the Transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

For a description of the terms of Goldman Sachs’ engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.”

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 of the Schedule 14D-9, captioned “Additional Information to be Furnished,” is hereby amended and supplemented by adding the following paragraphs after the last paragraph of Item 8(h) “Legal Proceedings”:

“On October 29, 2009, plaintiff’s counsel filed an amended complaint in Robert Haas v. Martin Mattingly, et al. in the United States District Court for the Middle District of North Carolina. The amended complaint was for purposes of correcting the statutory section references under which the complaint was being brought.

On November 10, 2009, counsel for the plaintiff and the Company executed a Memorandum of Understanding (“MOU”), pursuant to which, inter alia, the Company would make additional public disclosures (which are incorporated into this Amendment No. 2), and all claims in the action would be dismissed in accordance with the terms of the MOU. The settlement of the action is subject to negotiation of definitive settlement documentation and approval by the United States District Court for the Middle District of North Carolina and is conditioned upon consummation of the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIMERIS, INC.

By:	/S/ MICHAEL A. ALRUTZ
Name:	Michael A. Alrutz
Title:	General Counsel

Dated: November 10, 2009